No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Sonic Environmental Solutions Inc. at Suite 2100, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2 (telephone (604) 736-2552), and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS
New Issue	December 13, 2006

SONIC ENVIRONMENTAL SOLUTIONS INC.

6,670,000 Common Shares and 6,670,000 Share Purchase Warrants to be issued upon the exercise of 6,670,000 previously issued Special Warrants

$3,335,000

This short form prospectus qualifies for distribution 6,670,000 common shares (“Common Shares”) and 6,670,000 common share purchase warrants (“Share Purchase Warrants”) of Sonic Environmental Solutions Inc. (“Sonic”) to be issued upon the exercise of 6,670,000 special warrants of Sonic (“Special Warrants”) issued on November 9, 2006 pursuant to subscription agreements (“Subscription Agreements”) between Sonic and a number of investors (the “Purchasers”) at a price of Cdn.$0.50 per Special Warrant for aggregate gross proceeds of Cdn.$3,335,000 (the “Offering”). Each Share Purchase Warrant entitles the holder to purchase one (1) Common Share at a price of Cdn.$0.70 at any time within two years of the issuance of the Special Warrants, subject to acceleration in certain circumstances. See “Private Placement and Plan of Distribution”.

The price of the Special Warrants was determined by negotiation between Sonic and Salman Partners Inc. (“Salman”). Salman and Pacific International Securities Inc. (“Pacific” and collectively, Salman and Pacific are referred to herein as the “Agents”) offered the Special Warrants for sale to the Purchasers in accordance with the Subscription Agreements and an agency agreement dated November 9, 2006 among Sonic, Salman and Pacific (the “Agency Agreement”) pursuant to prospectus exemptions under applicable securities legislation. See “Private Placement and Plan of Distribution”.

Subject to adjustment, each Special Warrant entitles the holder thereof to receive one (1) Common Share and one (1) Share Purchase Warrant, for no additional consideration, at any time until 5:00 p.m. (Toronto time) on the earlier of (i) the first business day after the date of issuance of a receipt for this prospectus qualifying the distribution of the Common Shares and Share Purchase Warrants in each of the provinces of British Columbia, Alberta and Ontario; and (ii) four months and one day following the date of issue of the Special Warrants (the “Expiry Time”). Any Special Warrants not exercised prior to the Expiry Time will be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder. If Sonic fails to qualify the Common Shares and the Share Purchase Warrants for issuance in each of British Columbia, Alberta and Ontario by December 15, 2006, holders of Special Warrants will be entitled to receive an additional 10% of the Common Shares and Share Purchase Warrants issuable upon the exercise of the Special Warrants, resulting in each Special Warrant being exercisable for 1.1 Common Shares and 1.1 Share Purchase Warrants (the “Penalty Provision”). This short form prospectus also qualifies the issuance, if any, of the additional 10% of the Common Shares and Share Purchase Warrants upon exercise of each Special Warrant, in the event Sonic does not receive receipts for this prospectus by December 15, 2006.

	Price to the	Agents’ Cash	Cash Proceeds to
	Public	Commission(1)	Sonic (2) (3)
Per Special Warrant (Cdn.$)…………………	$0.50	$0.0375	$0.4625
Total (Cdn.$)………………………………	$3,335,000	$250,125	$3,048,875

Notes:

(1)

The Agents received a commission consisting of 7.5% of the aggregate gross proceeds of the Offering and special warrants (the “Agents’ Special Warrants”) equal in number to 7.5% of the aggregate number of Special Warrants sold pursuant to the Offering. See “Private Placement and Plan of Distribution”. This short form prospectus qualifies the distribution of the common share purchase warrants issuable on the exercise of the Agents’ Special Warrants.

(2)	Before deducting expenses of this Offering, estimated to be approximately Cdn.$150,000, which will be paid from the proceeds of the Offering.
(3)

The distribution of the Common Shares and Share Purchase Warrants on the exercise of the Special Warrants will not result in any proceeds being realized by Sonic. No fees or commissions will be payable by Sonic in connection with the issuance of the Common Shares and Share Purchase Warrants upon the exercise of the Special Warrants or the issuance of the Common Shares upon the exercise, if any, of the Share Purchase Warrants. The expenses of the Offering, including the cost of preparing this prospectus, will be borne by Sonic.

	Maximum size or		Exercise price or
	number of	Exercise period/	average acquisition
Agents’ Position	securities held	Acquisition date	price

Compensation Securities	500,250 Agents’	Agents’ Warrants are	Each Agents’ Warrant is
	Special Warrants	exercisable for a period	exercisable into one
	exercisable for	of 24 months from	common share at a price
	500,250 common	closing of the Offering.	of $0.70 per common
	share purchase		share.
warrants (“Agents’
Warrants”)

Sonic’s head office is located at Suite 2100, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, and its registered and records office is located at Suite 1900, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8.

The Purchasers have represented and warranted in the Subscription Agreements that they acquired the Special Warrants and the underlying Common Shares and Share Purchase Warrants for investment purposes only and not with a view to immediate resale or distribution. Sonic has no reason to believe that the Purchasers have any different investment intent than that represented.

The Common Shares are listed or quoted for trading on the TSX Venture Exchange (the “Exchange”) under the symbol “SNV”. The price per Common Share at the close of business on December 12, 2006 was Cdn.$0.46 as reported by the Exchange. There is no market for the Share Purchase Warrants and purchasers may not be able to resell the Share Purchase Warrants qualified under this prospectus.

The Exchange has conditionally approved for listing the Common Shares issuable upon the exercise of the Special Warrants and the Common Shares issuable upon the exercise of the Share Purchase Warrants. Listing is subject to Sonic fulfilling all of the requirements of the Exchange.

In this short form prospectus, all references to “U.S.$” are to United States dollars and all references to “Cdn.$” are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements made herein, other than statements of historical fact relating to Sonic, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, participation in projects and financing, the expected timing and success for receipt of licensing for use of the Sonoprocess in Ontario and other jurisdictions, the ability of the Terra-Kleen process to address limitations imposed on the PCB Sonoprocess operations by the build-up of fine organic material, the timing for completion of Sonic’s contract with Juker, planned hiring of new executives and the timing and scope of future soil remediation contracts, and other statements that are not historical facts. When used in this short form prospectus, the words such as “could”, “plan”, “estimate”, “expect", “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although Sonic believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this short form prospectus. The reader is cautioned not to place undue reliance on forward-looking statements.

Sonic does not assume the obligation to revise or update these forward-looking statements after the date of this short form prospectus, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Sonic, filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

1.	Annual Report on Form 20-F dated June 21, 2006 (the “AIF”) for the year ended December 31, 2005, filed in lieu of an annual information form, including:

(i) consolidated financial statements as at December 31, 2005 and 2004 for the years then ended, together with the notes thereto and the accompanying auditors’ report thereon; and

(ii) management’s discussion and analysis of financial condition and results of operations for the audited financial statements referred to in (i) above;

2.	Management information circular dated May 23, 2006 prepared in connection with Sonic’s annual meeting of shareholders held on June 22, 2006;

3.	Unaudited interim consolidated financial statements as at September 30, 2006;

4.	Management’s discussion and analysis of financial condition and results of operations for the unaudited interim consolidated financial statements as at September 30, 2006;

5.

Material change report dated January 3, 2006 respecting a merger between Terra-Kleen Response Group, Inc. and Sonic Environmental Solutions Corp. (the “Merger”), and completion of Sonic’s private placement financing in connection with funding its commitments under the Merger;

6.	Material change report dated April 6, 2006 respecting the completion of a private placement of 2,797,223 Units;

7.	Material change report dated September 25, 2006 respecting the letter of intent for the issuance and sale of the Special Warrants; and

8.	Material change report dated November 9, 2006 respecting the completion of the Special Warrant financing.

Any documents of the type referred to in the preceding paragraph, filed by Sonic with the securities commissions or similar authorities in Canada subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus, to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

NAME AND INTERCORPORATE RELATIONSHIPS

Sonic was incorporated on February 4, 2000 under the laws of the Province of British Columbia as ADR Global Enterprises Ltd. (“ADR”). Sonic subsequently changed its name on December 12, 2002 to “Sonic Environmental Solutions Inc.”. Sonic is governed by the Business Corporations Act (British Columbia).

Sonic’s head office is located at Suite 2100-1066 West Hastings Street, Vancouver, British Columbia, and its telephone number is (604) 736-2552.

Subsidiaries and Management Structure

The corporate structure of Sonic, its material subsidiaries, and the jurisdiction of incorporation of such corporations as at the date of this short form prospectus are set out in the following chart.

Organization Chart

Note: All subsidiaries are wholly-owned.

SUMMARY DESCRIPTION OF BUSINESS

Overview

Sonic is a Canadian-based technology company in the process of commercializing its core patented sonic generator technology in the environmental and other industrial process market sectors. Sonic’s business strategy is to develop and commercialize processes utilizing low frequency sonic energy generated by its industrial scale sonic generators (referred to as a “Sonoprocess”). A Sonoprocess can be any chemical, biological or physical process enhanced or enabled by sonic energy. Sonic has developed several Sonoprocesses to the proof-of-concept stage. In order to validate the commercialisation of its core technology, Sonic has focussed on the environmental sector, specifically its Sonoprocess to dechlorinate soils and wastes contaminated by polychlorinated biphenyl (“PCB”). Accordingly, at present, Sonic’s principal business operations center on the PCB soil remediation market.

In December, 2005, Sonic acquired Terra-Kleen Response Group, Inc. The integration of the Terra-Kleen process improved the versatility and economics of the Sonic solution for PCB contaminated sites. The acquisition allowed Sonic to gain an operational track record and accelerate Sonic’s marketing efforts.

For a more detailed description of Sonic’s business, please refer to Item 4 “Information on Sonic” on pages 13 through 27 of the AIF, which is incorporated by reference in and forms part of this short form prospectus.

Recent Developments

Juker Project

In June, 2006, Sonic received regulatory approval and installed the Terra-Kleen process at the Juker site in Delta, British Columbia to assist in the remediation of PCB contaminated soil. Sonic commenced operations at the site using the Terra-Kleen process at the end of June, 2006. To date, Sonic has processed approximately 1100 tonnes of soil using the PCB Sonoprocess and another 1500 tonnes of soil using the Terra-Kleen process. The remaining 300 to 400 tonnes of soil is currently being processed. The PCB concentrate extracted from the soil has been collected and is ready for dechlorination using the PCB Sonoprocess. Sonic receives progress payments for remediation of the Juker site based on the number of tonnes of treated soil.

Commercial PCB Remediation Projects

In August, 2006, Sonic completed the first phase of a PCB remediation contract with a national environment management company in the Greater Toronto Area. The first phase involved the treatment of approximately 75 tonnes of contaminated soil and was a requirement of the contract prior to full deployment of its mobile remediation system. Sonic has subsequently deployed a full treatment facility at the site and has commenced full-scale remediation operations. Sonic expects to treat a minimum of 500 tonnes and up to 2,500 tonnes prior to the end of 2006. The contract is with respect to a brownfield industrial site with varying levels of PCB contamination up to 20,000 ppm. Sonic has successfully treated the PCB contaminated soil to target levels as required by the province of Ontario’s Ministry of the Environment in the first phase.

In September, 2006, Veolia Environmental Services (“Veolia”) commenced its first site remediation project in Melbourne, Australia. Veolia has licensed Sonic’s Terra-Kleen process for use at site remediation projects throughout Australia. As a condition of the license, Sonic provided Veolia with training and equipment prior to the commencement of this project.

In October, 2006, Contech PCB Containment Technology Inc., Sonic’s wholly-owned subsidiary, completed the removal and destruction of over 30,000 kilograms of electrical components containing PCB from the navy vessel HMCS Annapolis. The work was performed in conjunction with The Nanaimo Shipyard Group, which was contracted to the Department of National Defence to decommission the Canadian naval vessel.

In October, 2006, Sonic was awarded a contract by an international consulting and remediation company to provide site remediation services in Sault Ste. Marie, Ontario at a site owned by a power utility company.

Other Sonoprocess Development Projects

In July, 2006, Sonic established a wholly-owned subsidiary company, SonoOil Inc. (“SonoOil”, formerly Oil Sands Sonoprocess Solutions Inc.), to focus on the continuing application and development of Sonic’s core generator technology in the oil sands industry. SonoOil received a grant from the Industrial Research Assistance Program to assist in the development of one oil sands application to the proof-of-concept stage. This project is being conducted in collaboration with an industry partner currently involved in oil sands extraction and production operations in Alberta. The project will establish whether or not Sonic’s core sonic generator technology can beneficially reduce the viscosity of the process stream with associated operational advantages. Increased operational flexibility and the avoidance of chemical additives to control the viscosity of the process stream at critical times can be of great value to the oil sands industry. If the project is successful, Sonic plans to further develop the process and establish a pilot plant.

Other Developments

Sonic has recently been audited by the Minister of Finance in relation to the British Columbia Social Service Tax. As a result of the audit, the Company has received an assessment of Cdn.$270,000 plus interest. The majority of the assessment relates to manufacturing at the Sonoprocess Plant located in Delta, British Columbia. The Company is contesting the assessment.

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of Sonic as at the dates indicated. This table should be read in conjunction with the consolidated interim financial statements of Sonic for the nine-month period ended September 30, 2006 and notes thereto incorporated by reference in this short form prospectus.

	As at September	As at September
	30, 2006 before	30, 2006 after
	giving effect to	giving effect to
	the Offering	the Offering
	(unaudited)	(unaudited)
	All figures are in Canadian dollars

Long term obligation	$968,188	$968,188
Share capital, common shares	$18,210,896	$20,457,323
	(23,256,734	(29,926,734
	shares)	shares)(1)
Value assigned to share purchase warrants	-	$688,448
Contributed surplus	$2,587,076	$2,587,076
Accumulated deficit	($14,800,778)	($14,800,778)
Total consolidated capitalization	$6,965,382	$9,900,257

Notes:

(1)

Upon exercise of the Special Warrants, assuming that Sonic receives receipts for this prospectus by December 15, 2006. The Share Purchase Warrants have been valued at Cdn.$0.09 based upon a prorated Black Scholes calculation. The Agents’ Warrants have been valued at Cdn.$0.11 based upon the Black Scholes calculation.

USE OF PROCEEDS

The aggregate net cash proceeds received by Sonic from the sale of the Special Warrants pursuant to the Offering was Cdn.$2,934,875 after deducting the Agents’ commission of Cdn.$250,125 and payment of fees and expenses of the Offering estimated to be Cdn.$150,000.

Sonic will use the net proceeds of the Offering as follows:

(a)	approximately Cdn.$2,000,000 to expand commercial environmental remediation operations, including capital for plant and equipment;

(b)	approximately Cdn.$250,000 to develop applications for the Company’s core technology in the oil sands sector; and

(c)	the remainder for working capital.

Sonic has used proceeds of the Offering to cover working capital requirements in the ordinary course since the date of closing of the Offering. Existing working capital as of November 15, 2006 was approximately Cdn.$2,800,000, including the balance of proceeds from the Offering.

PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION

This short form prospectus qualifies the distribution in the provinces of British Columbia, Alberta and Ontario of 6,670,000 Common Shares and 6,670,000 Share Purchase Warrants issuable upon the exercise of 6,670,000 previously issued Special Warrants.

The Special Warrants were issued by Sonic to the Purchasers pursuant to the Offering in accordance with the Subscription Agreements and the Agency Agreement at a price of Cdn.$0.50 per Special Warrant for aggregate gross proceeds of $3,335,000. The price of the Special Warrants was determined by negotiation between Sonic and Salman based on the prevailing market price of the Common Shares on the Exchange.

Subject to adjustment, each Special Warrant entitles the holder thereof to receive one (1) Common Share and one (1) Share Purchase Warrant, for no additional consideration. Pursuant to the terms of the Offering, every one (1) Share Purchase Warrant entitles the holder to purchase one (1) Common Share at a price of Cdn.$0.70 for a period of two years following the date of issue of the Special Warrants, provided, however, that in the event the closing trading price of the Common Shares is Cdn.$1.40 or higher for a period of 20 consecutive trading days, Sonic will have the option to require the earlier exercise of the Share Purchase Warrants within 30 days of a formal notice from Sonic.

The Special Warrants may be exchanged or exercised at any time after their issuance, subject to the terms and conditions of the special warrant indenture (“Special Warrant Indenture”) dated November 9, 2006 between Sonic and Pacific Corporate Trust Company, and will be deemed to be exercised immediately prior to the Expiry Time. Sonic agreed to use its best efforts to file a prospectus and obtain receipts therefor qualifying the issuance of the Common Shares and Share Purchase Warrants in each of the provinces of British Columbia, Alberta and Ontario as soon as reasonably practicable after the closing of the Offering. If Sonic fails to qualify the Common Shares and the Share Purchase Warrants by December 15, 2006, holders of Special Warrants will be entitled to receive an additional 10% of the Common Shares and Share Purchase Warrants issuable upon the exercise of the Special Warrants, resulting in each Special Warrant being exercisable for 1.1 Common Shares and 1.1 Share Purchase Warrants. This short form prospectus also qualifies the issuance, if any, of the additional 10% of the Common Shares and Share

Purchase Warrants upon exercise of each Special Warrant, in the event Sonic does not receive a receipt for this prospectus by December 15, 2006.

The Purchasers represented and warranted in the Subscription Agreements that they acquired the Special Warrants to be held for investment purposes only and not with a view to immediate resale or distribution. Sonic has no reason to believe that the Purchasers have any different investment intent in respect of the underlying Common Shares and Share Purchase Warrants issuable upon exercise of the Special Warrants than that represented.

Pursuant to the Agency Agreement, the Agents received a commission consisting of 7.5% of the gross proceeds of the Offering and Agents’ Special Warrants equal in number to 7.5% of the aggregate number of Special Warrants sold pursuant to the Offering, or 500,250 Agents’ Special Warrants. The Agents’ Special Warrants entitle the Agents upon exercise to one common share purchase warrant of Sonic. This prospectus qualifies the distribution of the common share purchase warrants (the “Agents’ Warrants”) issuable on the exercise of the Agents’ Special Warrants. This prospectus qualifies for distribution the Agents’ Warrants issuable upon exercise of the Agents’ Special Warrants. Each Agents’ Warrant is exercisable to purchase one common share of Sonic at a price of $0.70 for a period of twenty-four months (24) from closing of the Offering. No fees or commissions will be payable by Sonic in connection with the issuance of the Common Shares and Share Purchase Warrants upon the exercise of the Special Warrants or the issuance of the Common Shares upon the exercise, if any, of the Share Purchase Warrants. The distribution of the Common Shares and Share Purchase Warrants on the exercise or deemed exercise of the Special Warrants will not result in any proceeds being realized by Sonic.

In connection with the Offering, RAB Special Situations (Master) Fund Limited (“RAB”) subscribed for 4,150,000 Special Warrants, and two individuals acting jointly or in concert with RAB (the “RAB Affiliates”) subscribed for an additional 430,000 Special Warrants. By virtue of the subscriptions for Special Warrants under the Offering, RAB and the RAB Affiliates will hold, upon exercise of the Special Warrants by RAB and the RAB Affiliates and the issue of the Common Shares thereunder, just under 25% of the issued and outstanding share capital of the Company, and approximately 36% percent of the issued and outstanding share capital of the Company on a fully diluted basis.

Under the rules and policies of the Exchange, shareholder approval is normally required for transactions involving the issuance of equity securities that materially affect control of a listed company, or result in the creation of a new “control person”. Under the rules and policies of the Exchange, a “control person” is any person or combination of persons that holds a sufficient number of securities of an issuer to materially affect the control of that issuer. A transaction that results, or could result, in a new holding of more than 20% of the voting securities by one security holder or combination of security holders acting together is generally considered to materially affect control, unless the circumstances indicate otherwise.

The subscription of the Special Warrants by RAB and the RAB Affiliates under the Offering has deemed RAB to own in excess of 20% of the Company’s issued share capital, and therefore RAB is now a “control person” of Sonic under the policies of the Exchange. Accordingly, a condition of the Exchange’s acceptance of the Offering was that, to the extent RAB’s subscription for Special Warrants causes RAB to be deemed a control person, it must first obtain the approval of the shareholders of the Company (other than RAB and the RAB Affiliates, as applicable) prior to the exercise of the applicable Special Warrants. As a result, the subscription of RAB was divided such that the 1,399,825 Special Warrants, being the number of Special Warrants that RAB was entitled to receive without the Company obtaining Shareholder Approval (as defined below) prior to exercise (i.e. an aggregate 19.9% of issued share capital, assuming the full exercise of Warrants issuable upon the exercise of such Special Warrants and that the Penalty Provision has been triggered) were delivered directly to RAB and the remaining 2,750,175 Special Warrants (the “Escrowed Special Warrants”) were delivered into escrow.

The Escrowed Special Warrants were held in escrow pursuant to an escrow agreement (the “Escrow Agreement”) dated November 9, 2006 among Sonic, Pacific Corporate Trust Company and RAB. The Escrowed Special Warrants were not exercisable into Common Shares and Share Purchase Warrants until RAB’s right to exercise the Escrowed Special Warrants was approved by a majority of votes cast by holders of Common Shares of Sonic present in person or by proxy at a special meeting of Sonic’s shareholders, or by a written consent resolution executed by shareholders representing 50% or more of the issued and outstanding Common Shares of Sonic, both excluding any Common Shares held by RAB and the RAB Affiliates (the “Shareholder Approval”). Sonic has received Shareholder Approval pursuant to a written consent resolution and confirmation from the Exchange that the Exchange does not object to the exercise of the Escrowed Special Warrants. The Escrowed Special Warrants have been released to RAB and the applicable subscription price, equal to $1,375,087.50 less applicable commission to the Agents, was released to Sonic.

This prospectus is being filed with the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission (the “Commissions”) to qualify the distribution of the Common Shares and Share Purchase Warrants to be issued upon the exercise of the Special Warrants. Common Shares and Share Purchase Warrants issued to holders of Special Warrants before the Commissions have issued a final receipt for this prospectus may be subject to resale restrictions under applicable securities legislation.

The Exchange has approved for listing the Common Shares issuable upon the exercise of the Special Warrants and the Common Shares issuable upon the exercise of the Share Purchase Warrants.

The Special Warrants, the Common Shares and Share Purchase Warrants issuable upon exercise of the Special Warrants and the Common Shares issuable upon the exercise, if any, of the Share Purchase Warrants have not been registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold or otherwise transferred in the United States or to any U.S. Person (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Sonic has no plans to register the Common Shares and Share Purchase Warrants issuable upon exercise of the Special Warrants or the Common Shares issuable upon the exercise, if any, of the Share Purchase Warrants under the U.S. Securities Act.

The Special Warrant Indenture provides that the Special Warrants may not be exercised in the United States or by or on behalf of a U.S. Person and certificates for Common Shares and Share Purchase Warrants will not be delivered to an address in the United States without evidence satisfactory to Sonic that such Common Shares and Share Purchase Warrants have been registered under the U.S. Securities Act and applicable state securities laws or that exemptions from registration are available. The Share Purchase Warrant Indenture (defined below) will provide that the Share Purchase Warrants may not be offered, sold or otherwise transferred to persons in the United States or to U.S. Persons and may not be exercised in the United States or by or on behalf of a U.S. Person and certificates for Common Shares issuable on the exercise of Share Purchase Warrants will not be delivered to an address in the United States, without evidence satisfactory to Sonic that such Common Shares were purchased or acquired in a transaction exempt from registration under any applicable securities laws of the United States.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The authorized share capital of Sonic consists of an unlimited number of Common Shares without par value. As of the date of this short form prospectus, there are 23,256,734 Common Shares issued and outstanding. Rights and restrictions in respect of the Common Shares are set out in Sonic’s articles of incorporation and in its governing statute, the Business Corporations Act (British Columbia), and the regulations thereto.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of Sonic in the event of liquidation, dissolution or winding up. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by Sonic. To amend the articles of a company to modify, vary or delete the rights or restrictions of a class of shares, the Business Corporations Act (British Columbia) requires that a special resolution must be passed by shareholders of the company. Pursuant to the Articles of Sonic, the majority of votes required to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Share Purchase Warrants

The Share Purchase Warrants issuable upon the exercise or of the Special Warrants will be issued in registered form under a common share purchase warrant indenture (the “Share Purchase Warrant Indenture”) between Sonic and Pacific Corporate Trust Company, in its capacity as the warrant agent. Pursuant to the terms of the Offering, one (1) Share Purchase Warrant entitles the holder to purchase one (1) Common Share at a price of Cdn.$0.70 for a period of two years following the date of issue of the Special Warrants. In the event the closing trading price of the Common Shares is Cdn.$1.40 or higher for a period of 20 consecutive trading days, Sonic will have the option to require the earlier exercise of the Share Purchase Warrants within 30 days of a formal notice from Sonic.

The principal office of Pacific Corporate Trust Company in Vancouver, British Columbia is the location at which the Share Purchase Warrants may be surrendered for exercise, transfer or exchange. The Share Purchase Warrant Indenture includes, among other things, provisions for the appropriate adjustment in the class, number and price of the Common Shares to be issued upon exercise of the Share Purchase Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, the payment of stock dividends or an amalgamation.

The Common Shares underlying the Share Purchase Warrants, when issued upon exercise of the Share Purchase Warrants, will be fully paid and non-assessable. Sonic is not required to issue fractional Common Shares upon the exercise of Share Purchase Warrants and a holder of Share Purchase Warrants may not exercise less than one Share Purchase Warrant at any time. A holder of Share Purchase Warrants will not possess any rights as a shareholder of Sonic until he or she exercises Share Purchase Warrants and acquires Common Shares.

Share Purchase Warrants may be exercised upon surrender of the warrant certificate on or before the expiry date of the Share Purchase Warrants at the principal office of Pacific Corporate Trust Company in Vancouver, British Columbia, with the exercise form found on the back of the warrant certificate completed and executed as indicated, accompanied by payment of the exercise price (by money order, wire transfer, bank draft or certified cheque payable to “Sonic Environmental Solutions Inc.”) for the number of Common Shares with respect to which the Share Purchase Warrants are being exercised.

The Share Purchase Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Share Purchase Warrants and/or the exercise price per Common Share in the event of: (i) the subdivision or consolidation of the Common Shares or issuance of a stock dividend on the Common Shares or other distribution of Common Shares or securities convertible into Common

Shares (other than a dividend paid in the ordinary course); (ii) the issuance of rights, options or warrants to purchase Common Shares or securities convertible into Common Shares to all or substantially all holders of Common Shares at less than 95% of the “current market price” (as defined in the Share Purchase Warrant Indenture) of the Common Shares; and (iii) the distribution to all or substantially all the holders of Common Shares of shares of any other class or of rights, options or warrants (other than those referred to in (ii), above) to acquire Common Shares or securities convertible into Common Shares or property or other assets of Sonic or of evidences of indebtedness or of assets. The Share Purchase Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Share Purchase Warrants and/or exercise price per security in the event of: (i) any reclassification of the Common Shares; (ii) an amalgamation, merger or consolidation; or (iii) the sale or conveyance of the assets or property of Sonic as an entirety or substantially an entirety.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Share Purchase Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1%. Holders of Share Purchase Warrants do not have any voting or pre-emptive rights or any other rights, which a holder of Common Shares has. The rights of the holders of Share Purchase Warrants are subject to modification by “extraordinary resolution”, which will be defined in the Share Purchase Warrant Indenture as a resolution either passed at a meeting of the holders of Share Purchase Warrants by holders of not less than 66 2/3% of the Share Purchase Warrants represented at the meeting or adopted by instruments in writing signed by the holders of not less than 66 2/3% of all Share Purchase Warrants then outstanding.

The foregoing discussion of the material terms and provisions of the Share Purchase Warrants is qualified in its entirety by reference to the detailed provisions of the Share Purchase Warrant Indenture, a copy of which may be obtained by contacting Sonic.

RISK FACTORS

Investment in securities of Sonic involves a significant degree of risk and should be considered speculative due to the nature of Sonic’s business and the present stage of its development.

Risks related to the Common Shares and this Offering

Investors should give careful consideration to the following risks related to the Common Shares and this Offering:

•

Further equity financing may substantially dilute the interests of Sonic’s shareholders. Sonic will require additional funds to fund the development of its projects, including its new Sonoprocess applications of its core sonic generator technology and to provide additional operating equipment for the expansion of its environmental services operations. If it raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.

•

Sonic’s Common Shares may experience price and volume fluctuations and the market price for its Common Shares after this Offering may drop below the price investors pay. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuation will not affect the price of Sonic’s securities after this Offering, and may decline below the public offering price. As a result of this volatility, investors may not be able to sell the Common Shares at or above the offering price.

•

Sonic does not expect to pay dividend3s on its Common Shares in the foreseeable future. Sonic has not paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is, subject to certain statutory restrictions described below, within the discretion of the Board of Directors based on their assessment of, among other factors, Sonic’s earnings or lack thereof, its capital and operating expenditure requirements and its overall financial condition. Under the Business Corporations Act (British Columbia), the Board of Directors has no discretion to declare or pay a dividend on the Common Shares if they have reasonable grounds for believing that Sonic is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares.

Risks related to Sonic’s Business

Investors should give careful consideration to the risk factors described in “Risk Factors” on pages 7 through 12 of the AIF, which is incorporated by reference in and forms part of this short form prospectus. These risk factors include:

•	Sonic needs to secure additional contracts for the remediation of PCB contaminated soil.

•	Sonic cannot guarantee the successful commercialization of its integrated Sonoprocess and Terra- Kleen process soil remediation plans.

•	Sonic will need to access capital markets.

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Sonic’s PCB Destruction Sonoprocess has not been proven to operate profitably on commercial volumes of extracted PCB concentrate nor directly on contaminated soil. The first commercial projects employing Sonic’s combined Terra-Kleen and PCB Sonoprocess technologies are not complete.

•	Sonic cannot guarantee the successful commercial development of its technology in other applications.

•	Sonic has a history of losses and cannot guarantee future profitability.

•	Sonic cannot guarantee that the company will be able to secure patent protection on future Sonoprocess applications of Sonic’s Platform Technology.

•	If Sonic loses key personnel, Sonic’s business may suffer.

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If Sonic does not obtain regulatory approval to use its processes for the remediation of contaminated soil in target market location, Sonic will not be able to complete soil remediation contracts in these areas.

•	Sonic’s directors and officers may face conflicts of interest.

•	Technological advancements by others may diminish Sonic’s competitive advantage.

•	Complying with environmental laws could be costly and negatively impact Sonic’s operations.

•	Competition from other industry participants.

•	As the patents underlying Sonic’s core sonic generator expire, competitors may use technology similar to Sonic’s in areas of competing interest.

•	Volatility and illiquidity of shares could cause investor loss.

If any of the foregoing events, or other risk factor events as described in the AIF occur, Sonic’s business, financial condition or results of operations may be materially adversely affected. In that event, the market price of Sonic’s securities could decline and investors could lose all or part of their investment.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Sonic are PricewaterhouseCoopers LLP, Chartered Accountants. Previously the auditors were Staley, Okada & Partners, Chartered Accountants of Vancouver, British Columbia, which have now merged with PricewaterhouseCoopers LLP. The registrar and transfer agent for the Common Shares is Pacific Corporate Trust Company at its principal offices in Vancouver.

LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by Goodmans on behalf of Sonic. As at the date hereof, the partners and associates of Goodmans, as a group, beneficially own directly or indirectly less than one percent of the outstanding Common Shares.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Purchasers should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant who acquires a Common Share and a Share Purchase Warrant upon the exercise of the Special Warrant as provided for in this short form prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, the holder will be entitled to rescission not only of the holder’s exercise of its Special Warrant(s) but also of the private placement transaction pursuant to which the Special Warrant was initially acquired and shall be entitled, in connection with such rescission, to a full refund of all consideration paid on the acquisition of the Special Warrant. In the event the holder is a permitted assignee of the interest of the original Special Warrant subscriber, that permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of a Special Warrant under applicable securities legislation or otherwise at law.

AUDITORS’ CONSENT

We have read the short form prospectus of Sonic Environmental Solutions Inc. (the “Corporation”) dated December 13, 2006 qualifying the distribution of 6,670,000 common shares and 6,670,000 common share purchase warrants of the Corporation to be issued upon the exercise of 6,670,000 special warrants. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the Board of Directors and shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2005 and 2004 and the consolidated statements of loss and shareholders’ equity and cash flow for the years then ended. Our report is dated April 18, 2006.

(signed) Staley, Okada & Partners
Chartered Accountants

Vancouver, British Columbia
December 13, 2006

CERTIFICATE OF SONIC ENVIRONMENTAL SOLUTIONS INC.

Dated: December 13, 2006

          This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta and Ontario.

(Signed) Adam Sumel	(Signed) Lisa Sharp
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) David Coe	(Signed) Douglas Forster
Director	Director

CERTIFICATE OF THE AGENTS

Dated: December 13, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta and Ontario.

Salman Partners Inc.

(signed) Alan Herrington

Pacific International Securities Inc.

(signed) Jim Defer